================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3
                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                            CHAPARRAL STEEL COMPANY
                              (Name of the Issuer)

           TEXAS INDUSTRIES, INC., TEXAS INDUSTRIES ACQUISITION INC.
                                      AND
                            CHAPARRAL STEEL COMPANY
                       (Name of Persons Filing Statement)

       COMMON SHARES, $.10 PAR VALUE                                159422104
       (Title of Class of Securities)                 (Cusip Number of Class of Securities)

                             ROBERT C. MOORE, ESQ.
                VICE PRESIDENT -- GENERAL COUNSEL AND SECRETARY
                             TEXAS INDUSTRIES, INC.
                            1341 W. MOCKINGBIRD LANE
                                   7TH FLOOR
                              DALLAS, TEXAS 75247
                                 (972) 647-6740
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement.)

                                   Copies To:

              DAN BUSBEE, ESQ.                              JOHN D. CAPERS, JR., ESQ.
         LOCKE PURNELL RAIN HARRELL                              KING & SPALDING
        2200 ROSS AVENUE, SUITE 2200                           191 PEACHTREE STREET
            DALLAS, TEXAS 75201                            ATLANTA, GEORGIA 30303-1763
               (214) 740-8000                                     (404) 572-4600

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CRF 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [240.13e-3 (c)] under the
       Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

                           CALCULATION OF FILING FEE

                TRANSACTION                                         AMOUNT OF
                 VALUATION*                                        FILING FEE**
                -----------                                        ------------
                $76,300,000                                          $15,260

---------------

* Assumes 4,453,963 Common Shares, par value $.10 per share, of Chaparral Steel Company (the "Common Shares") will be converted into the right to receive $15.50 per share in cash. Includes options to purchase Common Shares having a net cash value of $7,263,574.

** The amount of the filing fee, calculated in accordance with 240.0-11 of the Securities Exchange Act of 1934 equals 1/50th of one percent of the transaction value.

[X] Check box if any part of the fee is offset as proved Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $15,260
     Form or Registration No.: Schedule 14A
     Filing Party: Chaparral Steel Company
     Date Filed: September 9, 1997

================================================================================

                                  INTRODUCTION

     This Schedule 13E-3 Transaction Statement is being filed by Texas Industries, Inc., a Delaware corporation ("TXI"), TXI Acquisition Inc., a Delaware corporation and wholly-owned subsidiary of TXI ("TXI Acquisition"), and Chaparral Steel Company, a Delaware corporation (the "Company"), and is being filed in connection with an Agreement and Plan of Merger, dated as of July 30, 1997 ("the Merger Agreement") among TXI, TXI Acquisition and the Company.

     The following cross-reference sheet is supplied pursuant to general instruction F to 13E-3 and shows the location in the preliminary proxy statement filed by the Company with the Securities and Exchange Commission contemporaneously herewith (including all annexes and schedules thereto ("Preliminary Proxy Statement") of the information required to be included in response to the items of this Transaction Statement. The information in the Preliminary Proxy Statement, a copy of which is attached hereto as Exhibit d, are incorporated by reference and the responses to each item are qualified in their entirety by the information contained in the Preliminary Proxy Statement.

                         CROSS-REFERENCE SHEET SHOWING
                    LOCATION IN PRELIMINARY PROXY STATEMENT
               OF INFORMATION REQUIRED BY ITEMS IN SCHEDULE 13E-3

                    SECTION 13E-3 ITEM                       LOCATION IN PRELIMINARY PROXY STATEMENT
                    ------------------                       ---------------------------------------
 1.  Issuer and Class of Security Subject to the
       Transaction
     Item 1(a)............................................  Cover Page and "The Parties"
     Item 1(b)............................................  Cover Page and "Introduction-Record Date;
                                                              Quorum; Required Vote"
     Item 1(c)............................................  "Market Prices and Dividends"
     Item 1(d)............................................  "Market Prices and Dividends"
     Item 1(e)............................................  Not Applicable
     Item 1(f)............................................  Quarterly Periods
 2.  Identity and Background
     Items 2(a) - (d) and (g).............................  Cover Page; "Introduction General;"
                                                              "-- The Special Meeting;" "The Parties;"
                                                              and "Management of TXI, TXI Acquisition
                                                              and the Company"
     Items 2(e) and (f)...................................  Not Applicable
 3.  Past Contacts, Transactions or Negotiations
     Item 3(a)(1).........................................  "Special Factors -- Interests of Certain
                                                              Persons in the Merger"
     Item 3(a)(2) and (b).................................  "Special Factors -- Background of the
                                                              Merger" and "-- Certain Litigation"
 4.  Terms of Transaction
     Item 4(a)............................................  "Introduction -- Record Date; Quorum;
                                                              Required Vote;" "Special
                                                              Factors -- Interests of Certain Persons
                                                              in the Merger;" and "The Merger"
     Item 4(b)............................................  "Introduction -- Record Date; Quorum;
                                                              Required Vote;" "Special
                                                              Factors -- Interests of Certain Persons
                                                              in the Merger;" and "The
                                                              Merger -- General -- Treatment of Shares
                                                              in the Merger"

                    SECTION 13E-3 ITEM                       LOCATION IN PRELIMINARY PROXY STATEMENT
                    ------------------                       ---------------------------------------
 5.  Plans or Proposals of the Issuer or Affiliate
     Items 5(a) - (g).....................................  "Special Factors -- Background of the
                                                              Merger;" "-- Purpose and Structure of
                                                              the Merger;" "-- Plans for the Company
                                                              After the Merger;" and "-- Interests of
                                                              Certain Persons in the Merger"
 6.  Source and Amounts of Funds or Other Consideration
     Item 6(a)............................................  "The Merger -- Payment for Public Shares;
                                                              Sources of Funds"
     Item 6(b)............................................  "Special Factors -- Fees and Expenses"
     Item 6(c) and (d)....................................  "The Merger -- Payment for Public Shares;
                                                              Sources of Funds"
 7.  Purpose(s), Alternatives, Reasons and Effects
     Items 7(a) and (c)...................................  "Special Factors -- Background of the
                                                              Merger" and "-- Purpose and Structure of
                                                              the Merger"
     Item 7(b)............................................  "Special Factors -- Background of the
                                                              Merger" and "-- Purpose and Structure of
                                                              the Merger"
     Item 7(d)............................................  "Special Factors -- Background of the
                                                              Merger;" "-- Plans for the Company After
                                                              the Merger;" "-- Certain Effects of the
                                                              Merger;" "-- Certain U.S. Federal Income
                                                              Tax Consequences;" and "The Merger --
                                                              Accounting Treatment"
 8.  Fairness of the Transaction
     Item 8(a)............................................  "Special Factors -- Recommendation of the
                                                              Special Committee and Board of Directors
                                                              of the Company"
     Item 8(b)............................................  "Special Factors -- Background of the
                                                              Merger;" "-- Recommendation of the
                                                              Special Committee and Board of Directors
                                                              of the Company"; "-- Purpose and
                                                              Structure of the Merger"; and
                                                              "-- Opinion of Robinson-Humphrey;
                                                              Summary of Financial Analyses"
     Item 8(c)............................................  "Introduction -- Record Date; Quorum;
                                                              Required Vote" and "The
                                                              Merger -- General -- Conditions to the
                                                              Merger; Amendment, Waiver and
                                                              Termination"
     Item 8(d)............................................  "Special Factors -- Background of the
                                                              Merger;" "-- Recommendation of the
                                                              Special Committee and Board of Directors
                                                              of the Company;" and "-- Opinion of
                                                              Robinson-Humphrey; Summary of Financial
                                                              Analyses"

                    SECTION 13E-3 ITEM                       LOCATION IN PRELIMINARY PROXY STATEMENT
                    ------------------                       ---------------------------------------
     Item 8(e)............................................  "Special Factors -- Background of the
                                                              Merger;" "-- Recommendation of the
                                                              Special Committee and Board of Directors
                                                              of the Company"
     Item 8(f)............................................  Not Applicable
 9.  Reports, Opinions, Appraisals and Certain
       Negotiations
     Items 9(a) - (c).....................................  "Special Factors -- Background of the
                                                              Merger;" "-- Opinion of Robinson-
                                                              Humphrey; Summary of Financial
                                                              Analyses"; and Exhibit (b)
10.  Interest in Securities of the Issuer
     Item 10(a)...........................................  "Introduction -- Record Date; Quorum;
                                                              Required Vote"; "Special
                                                              Factors -- Interests of Certain Persons
                                                              in the Merger"; and "Ownership of Common
                                                              Shares"
     Item 10(b)...........................................  Not Applicable
11.  Contracts, Arrangements or Understandings with         "Special Factors -- Interests of Certain
       Respect to the Issuer's Securities.................  Persons in the Merger;" "The Merger;"
                                                              Annex A to the Preliminary Proxy
                                                              Statement
12.  Present Intention and Recommendation of Certain
       Persons with Regard to the Transaction
     Items 12(a) - (b)....................................  "Introduction -- The Special Meeting" and
                                                              "-- Record Date; Quorum; Required Vote;"
                                                              "Special Factors -- Recommendation of
                                                              the Special Committee and Board of
                                                              Directors of the Company;" and
                                                              "-- Interests of Certain Persons in the
                                                              Merger"
13.  Other Provisions of the Transaction
     Item 13(a)...........................................  "The Merger -- Dissenters' Rights" and
                                                              Annex B to the Preliminary Proxy
                                                              Statement
     Item 13(b) and (c)...................................  Not Applicable
14.  Financial Information
     Item 14(a)...........................................  "Selected Consolidated Financial Data of
                                                              the Company;" "Incorporation of Certain
                                                              Documents by Reference;" Exhibits (g)(1)
                                                              and (g)(2)
     Item 14(b)...........................................  Not Applicable
15.  Persons and Assets Employed, Retained or Utilized
     Item 15(a)...........................................  "Introduction -- Solicitation of Proxies"

                    SECTION 13E-3 ITEM                       LOCATION IN PRELIMINARY PROXY STATEMENT
                    ------------------                       ---------------------------------------
     Item 15(b)...........................................  "Introduction -- Solicitation of Proxies;"
                                                              "Special Factors -- Background of the
                                                              Merger;" "-- Opinion of
                                                              Robinson-Humphrey; Summary of Financial
                                                              Analyses;" "TXI's Financial Advisors;"
                                                              and "Special Factors -- Fees and
                                                              Expenses"
16.  Additional Information...............................  Preliminary Proxy Statement in its
                                                              entirety
17.  Material to be Filed as Exhibits.....................  Separately filed with this Schedule 13E-3

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

     (a) The name of the issuer of the class of equity security subject to the Rule 13e-3 transaction is Chaparral Steel Company and the address of its principle executive offices is 300 Ward Road, Midlothian, Texas 76065-9651.

     (b) The relevant information set forth on the Cover Page of the Preliminary Proxy Statement and under the caption "Introduction -- Record Date; Quorum and Required Vote" is incorporated here and by reference.

     (c) The relevant information set forth under the caption "Market Prices and Dividends" is incorporated herein by reference.

     (d) The relevant information set forth under the caption "Market Prices and Dividends" is incorporated herein by reference.

     (e) Not Applicable.

     (f)

                                                  AMOUNT OF COMMON      RANGE OF        AVERAGE
              QUARTERLY PERIODS(1)                SHARES PURCHASED    PRICES PAID    PURCHASE PRICE
              --------------------                ----------------   --------------  --------------
FISCAL 1996
First Quarter...................................            0              --              --
Second Quarter..................................      651,800        $9.50 -- $10.00    $ 9.77
Third Quarter...................................            0              --              --
Fourth Quarter(2)...............................      454,700           $13.375         $13.375
FISCAL 1997
First Quarter(2)................................      349,100            $10.75         $10.75
Second Quarter..................................            0              --              --
Third Quarter...................................            0              --              --
Fourth Quarter..................................            0              --              --

---------------

(1) The information set forth in this table reflects purchases of the Common Shares made by the Company since the commencement of the Company's second full fiscal year preceding the date of this Schedule 13E-3.
(2) Only one purchase transaction occurred during such quarterly period.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (d) and (g). This Transaction Statement is being filed by TXI, TXI Acquisition and the Company (the Company being the issuer.) The following information set forth on the Cover Page of the Preliminary Proxy Statement and set forth under the captions "Introduction -- General," "-- The Special Meeting," "The Parties" and "Management of TXI, TXI Acquisition and the Company" is incorporated herein by reference.

     (e) and (f). During the last 5 years, none of TXI, TXI Acquisition and the Company or, to the best of the knowledge of TXI, TXI Acquisition or the Company, any of the persons listed under the caption "Management of TXI, TXI Acquisition and the Company" (i) has been convicted in a criminal proceeding (excluding traffic violations or some other misdemeanors), or (ii) was or is a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activates subject to, federal or state securities laws or finding any violations of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a)(1). The relevant information set forth under the caption "Special Factors -- Interests of Certain Persons in the Merger" is incorporated herein by reference.

     (a)(2) and (b). The relevant information set forth under the captions "Special Factors -- Background of the Merger" and "-- Certain Litigation" is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) The relevant information set forth under the captions
"Introduction -- Record Date; Quorum; Required Vote," "Special
Factors -- Interests of Certain Persons in the Merger" and "The Merger" are incorporated herein by reference.

     (b) The relevant information set forth under the captions
"Introduction -- Record Date; Quorum; Required Vote," "Special
Factors -- Interests of Certain Persons in the Merger" and "The Merger -- General -- Treatment of Shares in the Merger" is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a) -- (g) The relevant information set forth under the captions "Special Factors -- Background of the Merger"; "-- Plans for the Company After the Merger," "-- Purpose and Structure of the Merger" and "-- Interests of Certain Persons in the Merger" is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The relevant information set forth under the captions "The Merger -- Payment for Public Shares; Sources of Funds" and "Special Factors -- Fees and Expenses" is incorporated herein by reference.

     (b) The relevant information set forth under the caption "Special Factors -- Fees and Expenses" is incorporated herein by reference.

     (c) and (d) The relevant information set forth under the caption "The Merger -- Payment for Public Shares; Sources of Funds" is incorporated herein by reference.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a) and (c). The relevant information set forth under the captions "Special Factors -- Background of the Merger" and "-- Purpose and Structure of the Merger" is incorporated herein by reference.

     (b) The relevant information set forth under the caption "Special Factors -- Background of the Merger" and "-- Purpose and Structure of the Merger" is incorporated herein by reference.

     (d) The relevant information set forth under the captions "Special
Factors -- Background of the Merger," "-- Plans for the Company After the Merger," "-- Certain Effects of the Merger," "-- Certain U.S. Federal Income Tax Consequences" and "The Merger -- Accounting Treatment" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a) The relevant information set forth under the captions "Special
Factors -- Recommendation of the Special Committee and Board of Directors of the Company" is incorporated herein by reference.

     (b) The relevant information set forth under the captions "Special Factors -- Background of the Merger," "-- Recommendation of the Special Committee and Board of Directors of the Company"; "-- Purpose and Structure of the Merger", and "-- Opinion of Robinson-Humphrey; Summary of Financial Analyses" is incorporated herein by reference.

     (c) The relevant information set forth under the captions
"Introduction -- Record Date; Quorum; Required Vote" and "The
Merger -- General -- Conditions to the Merger; Amendment, Waiver and Termination" is incorporated herein by reference.

     (d) The relevant information set forth under the caption "Special Factors -- Background of the Merger," "-- Recommendation of the Special Committee and Board of Directors of the Company" and "Opinion of Robinson-Humphrey; Summary of Financial Analyses" is incorporated herein by reference.

     (e) The relevant information set forth under the captions "Special Factors -- Background of the Merger," "-- Recommendation of the Special Committee and Board of Directors of the Company" is incorporated herein by reference.

     (f) Not Applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

     (a) - (c) The relevant information set forth under the captions "Special Factors -- Background of the Merger", and "-- Opinion of Robinson-Humphrey; Summary of Financial Analyses" and an Exhibit (b)(1) to this Transaction Statement is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The relevant information set forth under the captions
"Introduction -- Record Date; Quorum; Required Vote," "Special
Factors -- Interests of Certain Persons in the Merger" and "Ownership of Common Shares" is incorporated herein by reference.

     (b) Not applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES

     The relevant information set forth under the captions "Special
Factors -- Interests of Certain Persons in the Merger," "The Merger" and Annex A to the Preliminary Proxy Statement is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a) and (b). The relevant information set forth under the captions "Introduction -- The Special Meeting," "-- Record Date; Quorum; Required Vote," "Special Factors -- Recommendation of the Special Committee and Board of Directors of the Company" and "Interests of Certain Persons in the Merger" is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

     (a) The relevant information set forth under the caption "The
Merger -- Dissenters' Rights" and in Annex B to the Preliminary Proxy Statement is incorporated herein by reference.

     (b) and (c). Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

     (a) The relevant information set forth under the caption "Selected Consolidated Financial Data of the Company" in the Preliminary Proxy Statement is incorporated herein by reference. Pursuant to Instruction D and Instruction F to Schedule 13E-3, the following are incorporated by reference:

          (i) The "Consolidated Financial Statements" from the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (copies of which are filed as Exhibit (g)(1) to this Transaction Statement); and

          (ii) Part I, "Financial Information," Item 1, "Consolidated Financial Statements" from the Company's quarterly report on Form 10-Q for the fiscal quarter ended August 31, 1997 (copies of which are filed as Exhibit (g)(2) to this Transaction Statement.)

     (b) Not applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) and (b). The relevant information set forth under the captions "Introduction -- Solicitation of Proxies", "Special Factors -- Fees and Expenses"; "-- Background of the Merger", "-- Opinion of Robinson-Humphrey; Summary of Financial Analyses" and "TXI's Financial Advisor" is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

     The information set forth in the Preliminary Proxy Statement is incorporated herein by reference in its entirety.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
            (a)          -- Not Applicable.
         (b)(1)          -- Fairness Opinion of The Robinson-Humphrey Company, Inc.
                            (incorporated by reference to Annex C to the Preliminary
                            Proxy Statement).
         (b)(2)          -- Presentation materials provided to the Special Committee of the Board of Directors of the Company by The
                            Robinson-Humphrey Company, Inc. on June 20, 1997.
         (b)(3)          -- Presentation materials provided to the Special Committee of the Board of Directors of the Company by The
                            Robinson-Humphrey Company, Inc. on July 29, 1997.
            (c)          -- Agreement and Plan of Merger dated as of July 30, 1997
                            among Chaparral Steel Company, Texas Industries, Inc. and
                            TXI Acquisition Inc. (incorporated by reference to Annex
                            C to the Preliminary Proxy Statement).
            (d)          -- The Preliminary Proxy Statement (incorporated by
                            reference to the Preliminary Proxy Statement).
            (e)          -- Dissenters' Rights (incorporated by reference to Annex B to the Preliminary Proxy Statement).
            (f)          -- Not Applicable.
         (g)(1)          -- Consolidated Financial Statements (incorporated by
                            reference from the Company's Annual Report on Form 10-K
                            for the fiscal year ended May 31, 1997).
         (g)(2)          -- Part I, "Financial Information," Item 1,"Consolidated
                            Financial Statements" (incorporated by reference from the
                            Company's Quarterly Report on Form 10-Q for the fiscal
                            quarter ended August 31, 1997).

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.

                                            TEXAS INDUSTRIES, INC.

                                            By: /s/  Robert D. Rogers
                                                --------------------------------
                                            Title: President
                                                   -----------------------------

Date: September 19, 1997

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.

                                            TXI ACQUISITION INC.

                                            By: /s/  Robert D. Rogers
                                                --------------------------------
                                            Title: President
                                                   -----------------------------

Date: September 19, 1997

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.

                                            CHAPARRAL STEEL COMPANY

                                            By: /s/  Gordon E. Forward
                                                --------------------------------
                                            Title: President
                                                   -----------------------------

Date: September 19, 1997

                                 EXHIBIT INDEX

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
            (a)          -- Not Applicable.
         (b)(1)          -- Fairness Opinion of The Robinson-Humphrey Company, Inc.
                            (incorporated by reference to Annex C to the Preliminary
                            Proxy Statement).
         (b)(2)          -- Presentation materials provided to the Special Committee of the Board of Directors of the Company by The
                            Robinson-Humphrey Company, Inc. on June 20, 1997.
         (b)(3)          -- Presentation materials provided to the Special Committee of the Board of Directors of the Company by The
                            Robinson-Humphrey Company, Inc. on July 29, 1997.
            (c)          -- Agreement and Plan of Merger dated as of July 30, 1997
                            among Chaparral Steel Company, Texas Industries, Inc. and
                            TXI Acquisition Inc. (incorporated by reference to Annex
                            C to the Preliminary Proxy Statement).
            (d)          -- The Preliminary Proxy Statement (incorporated by
                            reference to the Preliminary Proxy Statement).
            (e)          -- Dissenters' Rights (incorporated by reference to Annex B to the Preliminary Proxy Statement).
            (f)          -- Not Applicable.
         (g)(1)          -- Consolidated Financial Statements (incorporated by
                            reference from the Company's Annual Report on Form 10-K
                            for the fiscal year ended May 31, 1997).
         (g)(2)          -- Part I, "Financial Information," Item 1,"Consolidated
                            Financial Statements" (incorporated by reference from the
                            Company's Quarterly Report on Form 10-Q for the fiscal
                            quarter ended August 31, 1997).